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                                                             EXHIBIT NO. 99.4(e)

                             AMENDMENT TO INVESTMENT
                               ADVISORY AGREEMENT

AMENDMENT dated as of January 2, 2001 to the Investment Advisory Agreement dated December 31, 1998 by and between MFS Series Trust IX (the "Trust") on behalf of MFS Research Bond Fund, a series of the Trust, and Massachusetts Financial Services Company, a Delaware corporation (the "Adviser") (the "Agreement").

WITNESSETH

WHEREAS, the Trust on behalf of the Fund has entered into the Agreement with the Adviser; and

WHEREAS, MFS has agreed to amend the Agreement as provided below;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto as herein set forth, the parties covenant and agree as follows:

         1. Amendment of the Agreement: Effective as of January 2, 2001, the first sentence of Article 3 of the Agreement is deleted and replaced in its entirety as follows:

         "For the services to be rendered and the facilities provided, the Fund shall pay to the Adviser an investment advisory fee computed and paid monthly in an amount equal to the sum of 0.50% of the Fund's average daily net assets on an annualized basis."

         2. Miscellaneous: Except as set forth in this Amendment, the Agreement shall remain in full force and effect, without amendment or modification.

         3. Prior Amendments: This Amendment supercedes any and all previous amendments to the Agreement.

         4. Limitation of Liability of the Trustees and Shareholders: A copy of the Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The parties hereto acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, the parties hereto acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, the parties hereto also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the parties hereto agree not to proceed against any series for the obligations of another series.

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreement to be executed and delivered in the names and on their behalf by the undersigned, therewith duly authorized, all as of the day and year first above written.

                            MFS SERIES TRUST IX,
                            on behalf of MFS RESEARCH BOND FUND

                            By: JAMES R. BORDEWICK, JR.
                                James R. Bordewick, Jr.
                                Assistant Secretary and Assistant
                                Clerk


                            MASSACHUSETTS FINANCIAL SERVICES COMPANY

                            By: ARNOLD D. SCOTT
                                Arnold D. Scott, Senior Executive Vice President